December 23, 2024

Aamira Chaudhry

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Calor Del Sol Inc.
Amendment No. 3 to Registration Statement on Form S-1 Filed November 27, 2024 File No. 333-280138

Dear Miss Chaudhry;

In response to your letter dated December 5, 2024, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Calor Del Sol Inc. (the “Company”). Amendment No. 3 to the Registration Statement on Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s December 5, 2024, letter in italicized text immediately before our response.

Amendment No. 3 to Registration Statement on Form S-1 filed November 27, 2024 Cover Page

Risk Factors

Risks Associated to Our Business

Our company is shell status which may have consequences raising capital, page 9

1. While we note your response to prior comment 4, your revised disclosure does not reflect accurately the impact that your shell company status has on the use of Rule 144 under the Securities Act by your investors. Please revise to state that Rule 144 is not available for the resale of securities initially issued by shell companies, unless the company ceases to be a shell company and certain other conditions are met. Explain that this may make it more difficult for you to attract capital through unregistered offerings. Revise the reference to "shell status" in the heading of this risk factor to clearly state that you are a shell company.

Response:

We have revised our disclosure on page 9 with an explanation on the applicability of Rule 144 to our company with regards to being a shell company and the accompanying consequences. We have revised the reference to being a shell company in our heading.

Dilution, page 15

2. It appears your presentation of the dilution for "Existing Stockholders if all of the Shares are Sold" is inconsistent with the dilution presentation for the "Purchasers of Shares if all of the Shares are Sold", yet they appear to be presenting the same information.  Please clarify or revise.

Response:

We have revised the dilution table re: “Existing Shareholders if All shares are Sold”

3. Under "Purchasers of Shares in this Offering if 25% of Shares Sold", it appears that the increase in net tangible book value per share attributable to cash payments made by purchasers of shares offered for new investors of  $-0.0119 is inconsistent with the amount calculated by taking the post offering net tangible book value per share of $0.0046 less the pre-offering net tangible book value per share of $-0.0073. Please clarify or revise.

Response:

We have revised our disclosure calculations for this dilution table re: “Purchases of Shares in this Offering if 25% of Shares Sold”.

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Thank you for your assistance.

Very truly yours,

Calor Del Sol Inc.

/s/ Alejandro Hernandez
Alejandro Hernandez
President/Chief Executive Officer

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